503/5/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURI' 03012692 ..MISSION
...ngton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8- 52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 2, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 North Main Street, Suite 760
(No. and Street)

Walnut Creek	California	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Dohren (925) 906-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

3121 West March Lane, Suite 100	Stockton	California	95219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, Mike Dohren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc Investment Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Contra Costa } ss.

On 7/24/03, before me, Sherry Bennett, notary public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Mike Dahnert
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

SHERRY BENNETT
Commission # 1304252
Notary Public - California
Contra Costa County
My Comm. Expires Jun 9, 2005

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Banc Investment Group, LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Banc Investment Group, LLC

We have audited the accompanying statement of financial condition of Banc Investment Group, LLC (the Company) as of December 31, 2002, and the related statements operations, member's equity and cash flows for the period from August 2, 2002 (date operations commenced) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the period from August 2, 2002 (date operations commenced) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Stockton, California
January 24, 2003

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

BANC INVESTMENT GROUP, LLC

BANC INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	1,384,239
Accounts receivable		40,545
Intangible assets		250,000
Furniture and equipment, net of accumulated depreciation of $3,943		60,238
Other assets		13,412
	$	1,748,434

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	45,464
Accrued liabilities		137,398
		182,862
Commitments (Note 4)		
Member's equity		1,565,572
	$	1,748,434

See accompanying notes

BANC INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS FOR THE PERIOD FROM AUGUST 2, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

REVENUES		
Transaction revenue	$	326,944
Interest and dividends		9,898
Other revenue		35,150
		371,992
EXPENSES		
Compensation and benefits		511,307
Sales and marketing		55,159
Facilities and overhead		113,802
Technology and information services		122,209
Depreciation and amortization		3,943
		806,420
NET LOSS	$	(434,428)

See accompanying notes

BANC INVESTMENT GROUP, LLC
STATEMENT OF MEMBER'S EQUITY FOR THE PERIOD FROM AUGUST 2, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

	Member's Equity
Member's initial capital contribution	$ 2,000,000
Net loss	(434,428)
Member's equity, December 31, 2002	$ 1,565,572

See accompanying notes

BANC INVESTMENT GROUP, LLC

STATEMENT OF CASH FLOWS FOR THE PERIOD FROM AUGUST 2, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(434,428)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		3,943
Changes in assets and liabilities		
Accounts receivable		(40,545)
Prepaid expenses and other assets		(13,412)
Accounts payable and accrued liabilities		182,862
		(301,580)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(64,181)
Purchase of intangible assets		(250,000)
		(314,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from member's equity contribution		2,000,000
CHANGE IN CASH		1,384,239
CASH BALANCE		
Beginning of period		-
End of period	$	1,384,239

See accompanying notes

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Banc Investment Group, LLC (the Company) was formed in May 2002 and commenced operations in August 2002. The Company operates as a securities broker-dealer for its institutional customers. The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Intangible assets – Intangible assets consist of a broker dealer license and goodwill with a recorded value of $55,000 and $195,000, respectively as of December 31, 2002. In June 2001, Statement of Financial Accounting Standards (SFAS) No. 142, "*Goodwill and Other Intangible Assets*" was issued which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Intangible assets determined to have an indefinite useful life are not amortized until their useful life is determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker dealer license has an indefinite useful life.

SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. The intangible assets will be tested annually in June of each year and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense immediately. Based upon its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2002.

Revenue recognition – Securities transactions and the related revenue are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2002 and for the period then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Depreciation – Furniture and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Cash and cash equivalents – The Company considers all highly liquid investments with an original remaining maturity of three months or less at the date of purchase to be cash equivalents.

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes – The Company is a Limited Liability Company (LLC) and therefore is not subject to federal or state income taxes. Income and losses of the Company are distributed to its members in accordance with applicable sections of the Internal Revenue Code. Accordingly, tax liabilities are the responsibility of the members except for the minimum state tax requirement, and limited liability company fees.

NOTE 2 – TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has an agreement with Banc of America Securities, LLC (BAS) whereby BAS clears all security transactions, carries all customer accounts, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. As part of this agreement, the Company is required to maintain a deposit with BAS.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 4 – COMMITMENTS

The Company's offices are rented under a non-cancelable sublease agreement expiring January 31, 2003. Rent expense was $49,475 for the period from August 2, 2002 (date operations commenced) to December 31, 2002.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan covering substantially all employees. Company contributions are made at the discretion of the Members. No contribution was made for the period ended December 31, 2002.

NOTE 6 – RISKS AND UNCERTAINTIES

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions for the benefit of its clients. These activities may expose the Company to indirect credit risk in the event a client or counterparty is unable to fulfill its contractual obligations.

NOTE 7 – REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Member's equity	$	1,565,572
Deductions:		
Unsecured receivables, furniture, equipment, and other unallowable assets		(618,235)
Net capital	$	947,337

COMPUTATION OF NET CAPITAL

Aggregate indebtedness	$	182,862

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Minimum of $5,000 or 6-2/3% of aggregate indebtedness)	$	12,191
Ratio of aggregate indebtedness to net capital		.19 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2002, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II
BANC INVESTMENT GROUP, LLC
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15C3-3
DECEMBER 31, 2002

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
BANC INVESTMENT GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2002

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Members
Banc Investment Group, LLC

In planning and performing our audit of the financial statements of Banc Investment Group, LLC (the Company) for the period from August 2, 2002 (date operations commenced) to December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Stockton, California
January 24, 2003